Exhibit (d)(4)

EXECUTION VERSION

SECOND AMENDMENT

TO

NON-DISCLOSURE AGREEMENT

THIS SECOND AMENDMENT to the Non-Disclosure Agreement (“Amendment”) is effective as of SEPTEMBER 2, 2014, by and between AVANIR PHARMACEUTICALS, INC. (“Avanir”) and OTSUKA PHARMACEUTICAL CO. LTD. (“Company”). Hereafter, each of Avanir and Company may also be referred to as a “party” and sometimes collectively referred to as the “parties”.

RECITALS

A.	Avanir and Company entered into a Mutual Non-Disclosure Agreement effective on MAY 13, 2013 and terminating May 12, 2015 and a “First Amendment to Non-Disclosure Agreement effective on July 16, 2013 (the Mutual Non-Disclosure Agreement and the First Amendment are collectively the “NDA”); and

B.	Avanir and Company desire to amend the NDA.

NOW, THEREFORE, the parties mutually agree to amend the NDA as follows and such amendments will be effective as of September 2, 2014:

1.	Paragraph 1 of the NDA is hereby amended to read in its entirety as follows:

Purpose. This Agreement is made to define the terms and conditions under which any confidential information will be protected by and disclosed between the parties during the term of this Agreement, for the sole purpose of evaluating and furthering discussions relating to a possible negotiated strategic transaction between the parties (the “Purpose”).

2.	Paragraph 2 of the NDA is hereby amended to read in its entirety as follows:

Confidential Information. As used herein, and subject to the limitations set forth in Section 4, “Confidential Information” means all information that is disclosed by or on behalf of Avanir or the Company (as applicable, the “disclosing party”) in connection with the Purpose, whether disclosed orally or in writing, in graphic or electronic form, or observed by the receiving party at disclosing party’s facilities or at a meeting with the disclosing party’s Authorized Representatives (defined below). Any notes, analyses, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from such information, in whole or in part shall also be deemed Confidential Information.

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3.	Paragraph 7 of the NDA is hereby amended to read in its entirety as follows:

Term and Termination. This Agreement will terminate four (4) years after the Effective Date. The receiving party’s obligations under this Agreement will survive termination of this Agreement for a period of five (5) years after such termination and will be binding upon the receiving party’s heirs, successors and assigns after such termination or expiration.

4.	Paragraph 8 of the NDA is hereby amended to read in its entirety as follows:

Notice. Any notice to be given hereunder by either party to the other will be in writing, if addressed to Avanir, at 30 Enterprise, Suite 400, Aliso Viejo, California, 92656, or if addressed to Company, at Shinagawa Grand Central Tower, 2-16-4 Konan, Minato-Ku, Tokyo 108-8242, Japan (unless either provides written notice of a different address) and will be deemed given: (a) upon delivery if sent by facsimile or by overnight courier; or (b) three (3) days after deposit in the mail if sent by pre-paid, certified mail, return receipt requested mail.

5.	Except as expressly provided in this Amendment, all other terms, conditions and provisions of the NDA shall apply and remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment by persons duly authorized to bind them.

ACKNOWLEDGED AND AGREED BY:

AVANIR PHARMACEUTICAL, INC.		OTSUKA PHARMACEUTICAL CO. LTD.

By:	/s/ Gregory J. Flesher	By:	/s/ Tetsuya Tachikawa
Name:	Gregory J. Flesher	Name:	Tetsuya Tachikawa Ph. D.
Title:	SVP, Chief Business Officer	Title:	Senior Operating Officer, Director of Licensing

Date:	September 5, 2014	Date:	September 8, 2014

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